CSR plc
Churchill House
Cambridge Business Park
Cowley Road
Cambridge
CB4 0WZ
Tel: +44 (0)1223 692000
Fax: +44 (0)1223 692005
www.csr.com

Via EDGAR and Overnight Courier

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	CSR plc
Form 20-F for the fiscal period ended December 31, 2010
Filed March 16, 2011
File No. 000-53684

23 June 2011

Dear Mr. Cascio,

This letter responds to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to CSR plc (the “Company”, “we”, “us”, “our”) dated 2 June, 2011 in respect of the above-referenced filing.

We are concurrently filing via EDGAR the Company’s amended Annual Report on Form 20-F/A (the “Form 20-F/A”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery a copy of this letter and a marked copy of the Form 20-F/A (against the Form 20-F filed on 16 March 2011).

For ease of reference, we have reproduced below your comment in bold text before the response.

Form 20-F for the fiscal period ended December 31, 2010

Exhibits 16, 17 and 18

1.	We acknowledge your response to comment 1. Please amend your Form 20-F to remove the UK audit report and to include the PCAOB audit reports in the body of the Form 20-F so that they accompany the financial statements.

Response:

In response to the Staff’s comment, we have removed the UK audit report and have included the PCAOB audit reports on pages 68 and 69 of the Form 20-F/A so that they accompany the financial statements.

2.	In a related matter, please amend your Form 20-F to remove the following statement included as footnote 4 to the Form 20-F cross reference guide on page 148/149: “The Company financial statements and the notes relating thereto (other than note 46) on pages 117 to 127 should not be considered to form part of the Annual Report on Form 20-F.” To the extent you include the parent company information in a filed form with the Securities and Exchange Commission, all of the information is deemed filed.

Response:

In response to the Staff’s comment, we have removed the Company financial statements and notes relating thereto previously included on pages 117 to 127. We have also removed related footnote 4 to the Form 20-F cross reference guide on page 146. The list of subsidiaries previously incorporated by reference has been filed as Exhibit 8.

Yours sincerely,

/s/ Will Gardiner

Will Gardiner

Chief Financial Officer

cc: Securities and Exchange Commission: – Ms. Leigh Ann Schultz

cc Securities and Exchange Commission: – Mr. Gary Todd

cc: CSR plc: – Mr. Brett Gladden

cc: CSR plc: – Mr. Adam Dolinko

cc: Wilson Sonsini Goodrich & Rosati: – Mr. Steven Bernard

cc: Slaughter and May : – Mr. William Underhill

cc: Paul, Weiss, Rifkind, Wharton & Garrison LLP : – Mr. David Lakhdhir

cc: Deloitte LLP: – Mr. Julian Rae

Registered Number: 4187346    VAT Registration Number: GB 787 4330 96 Registered office as above